Sit Investment Associates is a proud sponsor of the Pine Tree Apple Tennis Classic.

Sit Investment Associates

Sit Mutual Funds

Locally managed, nationally recognized.

612-334-5888 **www.sitfunds.com** **800-332-5580**

Call for a free prospectus with more complete information, including our Funds' investment objectives, risks, charges & expenses. Read it carefully before you invest.